SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------
                       Rule 13E-3/A Transaction Statement
                                (Amendment No. 3)
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 NCL Holding ASA
                              (Name of the Issuer)

                                 Arrasas Limited
                                       and
                                Star Cruises PLC
                       (Name of Persons Filing Statement)
                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)


                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000


       This statement is filed in connection with (check the appropriate box):

a.|_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.|_| The filing of a registration statement under the Securities Act of 1933.

c.|X| A tender offer.

d.|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

                                  INTRODUCTION

     This Amendment No. 3 (this "Statement") amends the Schedule 13E-3 Transaction Statement (the "Schedule 13E-3") dated January 13, 2000, as previously amended, of Arrasas Limited (the "Offeror"), an Isle of Man company and a wholly owned subsidiary of Star Cruises PLC, an Isle of Man company ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 8.  Fairness of the Transaction.

     Item 8 is hereby amended and supplemented by adding the following paragraph:

     Norwegian corporate and securities law regulates the "fairness" of takeover offers by significant shareholders solely through the requirement that such shareholders make a mandatory offer (which is subject to review by the OSE) satisfying the minimum price requirements. Under applicable Norwegian law, except for compliance with the NSTA, neither the Offeror nor Star nor any other member of the Star Group was obligated, or owes a "fiduciary" or other duty to holders of Shares, to offer a price in the Offers which is "fair" or which meets any similar criteria; nor were they obligated to make any analysis or determination as to whether the Offers themselves or the price in the Offers are "fair" or meet any similar criteria. For these reasons, neither Star nor the Offeror took into consideration any of the factors set forth in Instruction (1) to Item 8(b) of Schedule 13E-3 to evaluate the fairness of the Offers.

Item 16.  Additional Information.

     Item 16 is hereby amended and supplemented by adding the following paragraph:

     Reference is hereby made to the text of the Press Release issued by Star on January 31, 2000 which is attached hereto as Exhibit (m) and incorporated herein by reference to the Schedule 14D-1 dated January 13, 2000 of the Offeror and Star, as amended (the "Schedule 14D-1").

Item 17.  Material to be Filed as Exhibits.

     The following item (m) is hereby added to the material previously filed as exhibits:

     (m) Text of Press Release issued by Star on January 31, 2000 (incorporated herein by reference to Exhibit (j) of the Schedule 14D-1).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2000

                                                      ARRASAS LIMITED


                                                      By: /s/ Gerard Lim
                                                          --------------
                                                      Name:  Gerard Lim
                                                      Title: Director


                                                      STAR CRUISES PLC


                                                      By: /s/ Lim Kok Thay
                                                          ----------------
                                                      Name:  Lim Kok Thay
                                                      Title: Director